Funtalk China Holdings Limited

21/F, Block D The Place Tower

No. 9 Guanghua Road, Chaoyang District

Beijing, China 100020

Tel: +86-10-5709-1100

October 22, 2010

VIA EDGAR CORRESPONDENCE

Mr. Russell Mancuso / Mr. Geoff Kruczek

Division of Corporation Finance

Securities and Exchange Commission

100 F Street, N.E.

Washington, D.C. 20549

Re:                                             Funtalk China Holdings Limited (“Registrant”)

Post-effective Amendment No. 10 to Form S-4 on Form F-3

Filed on October 22, 2010

File number 333-153492

Dear Mr. Mancuso and Mr. Kruczek:

The Registrant acknowledges the following:

•                                          should the Commission or its staff, acting pursuant to delegated authority, declare the filing effective, it does not foreclose the Commission from taking any action with respect to the filing;

•                                          the action of the Commission or its staff, acting pursuant to delegated authority, in declaring the filing effective, does not relieve the Registrant from its full responsibility for the adequacy and accuracy of the disclosure in the filing; and

•                                          the Registrant may not assert staff comments and the declaration of effectiveness as a defense in any proceeding initiated by the Commission or any person under the federal securities laws of the United States.

We appreciate your assistance in this matter.

Sincerely yours,

Funtalk China Holdings Limited

By:	/s/ Dongping Fei
	Name:	Dongping Fei
	Title:	Chief Executive Officer

cc:                                 David Zhang, Latham & Watkins, Hong Kong

Benjamin Su, Latham & Watkins LLP, Beijing